Exhibit A

Gottex Multi-Asset Endowment Master Fund

28 State Street, 40th Floor,

Boston, MA 02109

*      *      *

If you do not want to sell your shares at this time, please disregard this notice. This is solely a notification of the Fund’s tender offer.

*      *      *

October 26, 2012

Dear Gottex Multi-Asset Endowment Master Fund shareholder:

We are writing to inform you of important dates relating to a tender offer by Gottex Multi-Asset Endowment Master Fund (the "Fund"). If you are not interested in tendering your shares of beneficial interest in the Fund ("Shares") at this time, please disregard this notice and take no action.

The tender offer period will begin on October 26, 2012 and will end at 11:59 p.m., Eastern Time, on November 27, 2012. The purpose of the tender offer is to provide liquidity to Shareholders. Shares may be presented to the Fund for purchase only by tendering them during one of the Fund's announced tender offers.

Should you wish to tender your Shares or a portion of your Shares for purchase by the Fund during this tender offer period, please complete and return the enclosed Letter of Transmittal in the enclosed postage-paid envelope or by fax so that it arrives no later than November 27, 2012. Shares that are tendered by Shareholders will be purchased by the Fund at a price equal to their net asset value as of December 31, 2012. Any payment will be made after that date as described in greater detail in the attached Offer to Purchase. If you do not wish to tender your Shares, simply disregard this notice. No action is required if you do not wish to tender any portion of your Shares at this time.

Please review the attached Offer to Purchase carefully which describes the schedule for payment of tender offer proceeds.

All tenders of Shares must be received by JD Clark & Company (“JD Clark”) either by mail or by fax in good order by November 27, 2012.

If you have any questions, please refer to the attached Offer to Purchase document, which contains additional important information about the tender offer, or call (888) 946-8839.

Sincerely,

Gottex Multi-Asset Endowment Master Fund